FILED BY KING PHARMACEUTICALS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
SUBJECT COMPANY: KING PHARMACEUTICALS, INC.
COMMISSION FILE NO.: 001-15875

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD BY KING PHARMACEUTICALS, INC. ON AUGUST 5, 2004

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Conference Call Transcript KG - Q2 2004 King Pharmaceuticals Earnings Conference Call Event Date/Time: Aug. 05. 2004 / 8:00AM ET Event Duration: 27 min

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CORPORATE PARTICIPANTS

 James Green

 King Pharmaceuticals, Inc - EVP, Corporate Affairs

 Brian Markison

 King Pharmaceuticals, Inc - Pres, CEO, Director

 James Lattanzi

 King Pharmaceuticals, Inc - Director, CFO

CONFERENCE CALL PARTICIPANTS

 Corey Davis

 JP Morgan - Analyst

 Marc Goodman

 Morgan Stanley - Analyst

 Sena Lund

 Cathay Financial. - Analyst

 Ian Sanderson

 SG Cowen - Analyst

 Michael Tong

 Wachovia Securities - Analyst

 Bert Hazlett

 SunTrust. - Analyst

PRESENTATION

Operator

 Good day. All participants on the conference line in a listen-only mode. I would like to turn the program over to your host, Mr. James Green.

 James Green  - King Pharmaceuticals, Inc - EVP, Corporate Affairs

 Thank you very much, and good morning. This is James Green, Executive Vice President, Corporate Affairs at King Pharmaceuticals. I want to thank you for joining us to discuss King Pharmaceutical's financial results for the second quarter ending June 30, 2004, which we released about an hour ago. We want to thank you for accommodating the change in the time of this call. Joining me today to discuss our financial results are, Brian Markison, President and Chief Executive Officer of King, and James Lattanzi, Chief Financial Officer of King. Initially, I will note that today's call is copyrighted material of King Pharmaceuticals, and no portion of this call may be rebroadcast, published, or otherwise disseminated without the Company's prior expressed written consent.

Also, reports and discussions during this conference call will contain forward-looking statements involving certain significant risks and uncertainties that reflect management's current view of future events and operations including, but not limited to, statements pertaining to future net sales of King's branded pharmaceutical products, statements pertaining to the SEC and OIG investigations of the Company, and statements pertaining to Mylan's anticipated acquisition of King. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. Certain factors that may cause actual results to differ materially from the forward-looking statements are discussed in the Company's press release issued this morning August 5, 2004, and in the `Risk Factors` section and other sections of the Company's Form 10-K for the year ended December 31, 2003, and Form 10-Q for t he first quarter ended March 31, 2004 which are on file with the SEC. King does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. Now I'll turn the call over to Brian Markison, President and Chief Executive Officer of King.

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 Thank you Jim. Good morning, ladies and gentlemen. Before I begin discussing the quarter, I would like to provide you with a brief update on our announced merger with Mylan Laboratories. As you know, on July 26, King and Mylan announced that we have entered into a definitive merger agreement, under which Mylan will require all of the outstanding shares of King to create a leading diversified specialty pharmaceutical Company. Under the terms of the agreement, King's shareholders will receive 0.9 Mylan common shares for each outstanding common share of King. It is our hope that the proxy will be available by the end of the summer, and we expect the transaction to close by the end of the year. I want you to know that all of us at King are very excited about this combination, and view it as a transformational event for both companies. The combination will unite King's well-developed sales and marketing infrastructure, research and development experience, and business development expertise with Mylan's core strength in manufacturing, supply c hain management science, and intellectual property management.

Turning to the matters addressed in our press release this morning, I am pleased to report that King can now provide greater visibility with respect to two important matters that have affected our Company for over a year; the ongoing SEC and OIG investigations of King, and the degree of predictability of future quarterly net sales of our branded pharmaceutical products. As part of our Company's ongoing discussions with governmental agencies pertaining to the previously announced ongoing investigations of the Company by the SEC and the OIG, we have begun to discuss the possibility of settling these matters. Although the Company has not reached any agreements or understandings with respect to a possible settlement, we believe that, solely for accounting purposes, it is probable that the Company will enter into a settlement with respect to such investigations. As a result, in accordance with Generally Accepted Accounting Principles, the Company has accrue d $65m as an estimate of the interest, costs, fines, penalties, and all other amounts in excess of the $65.4m we previously accrued for the Company's estimated underpayments to Medicaid and other governmental pricing programs. These accruals represent our current best estimate of the aggregate payment we would have to make pursuant to a comprehensive settlement with respect to such matters. There can be no assurance that we will be able to reach the settlement, whether our lease terms all in all and the amount of the Company actually has to pay to resolve these matters could be more or less than the aggregate amount we have accrued.

As we previously disclosed, we anticipated that our revenues would be significantly affected during the second quarter of 2004 as we effectively reduced wholesale inventory levels. Accordingly, I am pleased to announce that as of June 30, 2004, wholesale inventory levels of our four key branded pharmaceutical products Altace, Skelaxin, Levoxyl, and Sonata based on data obtained to our inventory management agreements with our three largest customers and IMS data were on average at an acceptable level of approximately 2.4 months of prescription demand. With this important milestone, we expect the future quarterly net sales of our key branded products should more closely reflect demand-based sales.

Turning now to our financial results, total revenues for the second quarter were down 25% to $275.1m during the second quarter ending June 30, 2004 in comparison to $367m during the second quarter of 2003. The decrease in our revenues during the second quarter ending June 30, 2004 in comparison for the same period of the prior year is primarily attributed to wholesale inventory reduction of our branded products. Altace net sales equals $68.4m in the second quarter of 2004, a 51% decrease from a $140.1m in the second quarter of last year. We now estimate that as of June 30, 2004, there was approximately 2.3 months of Altace inventory in the channel. Importantly based on IMS data, we estimate that demand-based net sales of Altace should have equaled approximately $135m to $145m in the second quarter of 2004. Total prescriptions for Altace equaled approximately 3.2m during the second quarter of 2004, an increase of 9.3% over the same period of the prior year, according to IMS data.

Net sales of Skelaxin totaled $55.2m during the second quarter ending June 30, '04. As of the end of the second quarter of 2004, Skelaxin wholesale inventory levels were just under two months. Based on IMS data, we estimate that demand-based net sales of Skelaxin should have equaled to approximately $60m to $65m in the second quarter of 2004.

Sonata net sales equaled $7.9m during the second quarter of 2004. We estimate that wholesale inventory levels of Sonata as of June 30, 2004 equaled approximately 2.6 months. Based on IMS data, we estimate that demand-based net sales of Sonata should have equaled approximately $20m to $22m in the second quarter of 2004.

Levoxyl net sales equaled $25.3m in the second quarter of 2004, a decrease of 2% from $25.9m during the second quarter of 2003. As of June 30, 2004, we estimate that Levoxyl wholesale inventory levels equaled approximately 2.6 months. Based on IMS data, we estimate that demand-based net sales of Lev oxyl should have equaled approximately $35m to $40m in the second quarter of 2004.

Net sales of Thrombin-JMI totaled $31.3m in the second quarter of 2004, an 11% decrease from $35m in the second quarter of '03. The decrease was primarily due to the timing of shipments.

Royalty revenues, which were primarily attributable to Adenoscan equaled $21.1m in the second quarter ending June 30, '04, a 30% increase from $16.2m in the second quarter of '03.

Turning to other recent events in conjunction with our previously in our strategy to divest many, if not all of our womens health products, King and Novavax mutually agreed to end our co-promotion and license agreements for Estrasorb. Also, during the second quarter of '04, we divested the Anusol-HC and Proctocort product lines for a total sales price of approximately $13m. Additionally, just last week, we also sold our rights to the Derma line for approximately $400,000 in cash plus royalties, and potential milestones based on future products sales. These divestitures, a part of our overall strategy divest -- to divest some of our smaller products and use the proceeds from such divestitures to focus more intently on in licensing development acquisition and promotion of branded prescription pharmaceutical products in key therapeutic areas, that we believe are strategically important to the future success and growth of our Company. Now, I will turn the call over to Jim Lattanzi, King's Chief Financial Officer for a more detailed overview of our second quarter 2004 financial results.

 James Lattanzi  - King Pharmaceuticals, Inc - Director, CFO

 Good morning and thank you Brian. Net revenue from branded pharmaceuticals, including royalty income, was $240.7m for the second quarter of 2004, a 26% decrease from $325.1m in the second quarter of 2003.

Meridian Medical Technologies, our wholly owned subsidiary, contributed revenue of $27.7m during the quarter ending June 30, 2004, a decrease of 19% over the same period of the prior year. Due to the nature of Meridian's business, revenues attributable to Meridian can vary on a quarterly basis. Meridian's revenues during the six months ending June 30, 2004 was $62.2m, an increase of 4% from $59.9m during the same period of 2003. Revenues from contract manufacturing during the second quarter of 2004 was $6.8m. Cost of revenue including royalty expense was $80.8m, excluding special items for the second quarter of 2004 resulting in an overall gross margin of 71% in the second quarter compared to 75% in the second quarter of 2003. Our reduced overall gross margin during the most recently completed quarter was primarily due to lower net sales of our branded pharmaceutical products, which are in average of higher gross margins, and the write-down of certain inventory.

Total selling, general and administrative expense for the second quarter of 2004 equaled $120m excluding special items. We anticipate that our SG&A expense, less co-promotion marketing fee for Altace should on average range in the low-to-mid 90s on a quarterly basis for the remainder of the year. Research and development expense totaled $17.5m during the second quarter ending June 30, 2004 and total operating expenses, excluding cost of revenue and special items during the second quarter, equaled $175.9m. Income tax expense excluding special items was $5.9m for the second quarter of 2004 providing an effective tax rate of approximately 34.1% for the quarter and 35.5% for the six-month period compared to 36.5% during the same period of the previous year. Moving now to the bottom line, including special items, we incurred an operating net loss of $63.5m in the second quarter of 2004 compared to a net loss of $35m in the second quarter of 2003.

Excluding special items, net earnings decreased 86% to $11.5m during the second quarter ending June 30, 2004 in comparison to net earnings of $82.6m in the second quarter of 2003. And diluted earnings per share equaled $0.05 during the second quarter, down 85% from $0.34 during the second quarter of the prior year. King recorded special items resulting in a net charge totaling $79.5m or $75m net of tax during the second quarter. More specifically, special items during the second quarter of 2004 includes, as Brian mentioned, a $65m charge representing the Company's current estimate of the interest costs, fines, penalties and all other amounts in excess of the $65.4m King previously accrued for purposes of resolving the ongoing investigations of the Company by the SEC and OIG, plus the charge in the amount of $5m related primarily to professional fees associated with these matters; a charge of $6.2m primarily due to the relocation of the Company's sales and marketing operations from Bristol, Tennessee to Princeton, New Jersey and separation agreements with several executives; a charge of $4.6m primarily related to the recall of certain lots of Levoxyl; a charge of $3.1m for professional fees and expenses primarily associated with the Company's previously announced plan to merge with Mylan; and a charge in the amount of $2.4m due to an increase in the valuation allowance for Novavax convertible notes which Novavax since repurchased from the Company.

Additionally, special items include a gain of $3.4m in the sell of Anusol-HC and Proctocort product lines and a gain of $3.3m from discontinued operations. Under Generally Accepted Accounting Principles, also known as GAAP, net earnings and diluted earnings per share include special items. In addition to our financial results with determined in accordance with GAAP, King provides its net earnings and diluted earnings per share results for the second quarter excluding special items. Special items are those particular income or expense items that our management believes are not related to the Company's ongoing underlying business, or nonrecurring or not generally predictable. These items include but are not limited to merger and restructuring expenses, non-capitalized expenses associated with acquisitions such as in-process research and development charges, and one-time inventory valuation adjustment charges, charges resulting from the early extinguishment of debt, asset impairment charges, expenses of drug recalls, and gains and losses resulting from the divestiture of assets.

We believe the identification of special items enhances an investor's analysis of our Company's ongoing underlined business and of our Company's financial results when comparing those results to that of previous or subsequent like period. However, it should be noted that the determination of whether to classify the item as a special item involves judgments by our management. A reconciliation of non-GAAP financial measures to GAAP can be found in the Company's press release issued this morning prior to the market opening, which press release is posted on our website. Turning to our cash flow results. Cash used in operations totaled approximately $44M during the second quarter ending June 30, 2004. This result was primarily due to the effect of significant wholesale inventory reductions on net sales of our branded pharmaceutical products and changes in working capital requirements during the second quarter of 2004. Such changes include the fact that during the second quarter of each year, unlike other quarter's we have two income tax payments that are due. As of June 30, 2004, King's cash, cash equivalents, and marketable securities equaled a $106.8M not including restricted cash. I will now turn the call back over to the operator for a question and answer period.

QUESTION AND ANSWER

Operator

 Our first question comes from Corey Davis of JP Morgan.

 Corey Davis  - JP Morgan - Analyst

 Thanks, good morning. Brian, I just want to ask if you thought 2.5 months you are categorizing it as acceptable, but do you think its going to continue to come down from there, I think the industry norm is quite close to the one month, and wouldn't that be more acceptable for you to purchase that level or do you have active agreements in place where you think they will stay at 2.5 months?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 Corey, thanks for the question and good morning. I think given where we have been and the process that we've been going through, for now I would say that around two months on hand should be the appropriate level for our products, that's what we are going to strive for, because this is an ongoing process.

 Corey Davis  - JP Morgan - Analyst

 Sure, okay. And I think the release mentioned that you discontinued development of an extended release of Altace, are they combination products that you were thinking about still in development?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 Absolutely, with respect to the extended release formulation of Altace, we looked at the regulatory hurdles in front of us, and the time lines with respect to the general length of exclusivity remaining for Altace and felt that it was proved to discontinue the project.

 Corey Davis  - JP Morgan - Analyst

 The last question is just on the SEC investigation, and sure you don't have an exact time line, but given that your now taking a reserve for a settlement would you say that some sort of resolution is weeks away or days or maybe still months?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

Corey, again thanks for the question and I'm glad you asked that question early out of the gate here because I really would like to not to comment anymore about what we've already said, I think we said enough, and what I will say is what I already said publicly is that we're optimistic that we can be out from under all this and also put it behind us by the end of the year. But, again thank you for your question.

Operator

 Our next question comes from Ian Sanderson of SG Cowen.

 Ian Sanderson  - SG Cowen - Analyst

 Good morning. Hopefully, you can bear me out there. Just on the inventory management agreement, what type of visibility did those provide, i.e. on that you mentioned is average about 2.4 months of inventory but today also Exhibit 2 looks to be -- two months looks to be the appropriate level. Did those inventory management agreement provide some sort of parameter for you of what an appropriate level might be or is that just your guess?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 First of all, thank you for question. There is really no guess for it here, and we also are not going to really disclose the parameters of our agreements, however, what I'll tell you is we have excellent visibility as to what's in the major customers with our three largest customers AmeriSource Bergen, McKesson and Cardinal. We know exactly what's moving out into the trade. We know exactly what we are selling into the trade, and for now given the volatility of some of King's products in the past, we believe that it is an appropriate place to be in the range of around two months on hand in inventory channel.

 Ian Sanderson  - SG Cowen - Analyst

 Okay. But there is no commitment under this IMA's to maintain two months worth of inventory?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 Specifically to that question, no, but there are commitments to have levels of inventory that we feel and they feel are appropriate.

 Ian Sanderson  - SG Cowen - Analyst

Okay. And then quickly on Levoxyl, what type of early encroachment have you seen from the generics?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 Well, it's still a little early. The Rx's decay that we have seen, really, we only have the month of July to take a good look at it, and we think that Rx's is about 20% to 25% off from where they would have been, if we were exclusive. I think that the thing to keep in mind here is that where we were expecting one player in January 01, 2006 with 180 days of exclusivity, we are now blessed with the Company of three generic players at the same time. Now, the interesting thing is early on, it appears that there is brand preference for Levoxyl -- hormone replacement therapy. So physicians really want to keep their patients on the branded product. Levoxyl is bit a unique, we believe it's unique. So, we think that we have a fairly long life in front of us with the brand of Levoxyl, but again with three competitors in this market, it's a unique situation and we'll just see how it goes.

 Ian Sanderson  - SG Cowen - Analyst

 Thank you very much.

Operator

 Our next question comes from Marc Goodman, Morgan Stanley.

 Marc Goodman  - Morgan Stanley - Analyst

 Good morning. A couple of questions. First is, is there an update on Skelaxin and the issues there? Second of all, do you have -- I don't know if you mentioned just R&D spend for the full year, and then third if you could just give us a flavor for the incremental SG&A from the first quarter to the second quarter? What was there in that number and I heard you mention that this as the run rate going forward, I'm just trying get a flavor for what's in there?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 Marc, good morning and thanks for accommodating our schedule. Skelaxin update is really known as -- we know the FDA, it can have their internal meeting where accompanying to work with them to understand the unusual precedent of the skinny label around the single use with respect to Mutual's Paragraph 8 certification and quite frankly, we feel strongly about our exclusive position, we believe we should remain exclusive and of course we are going to vigorously defend our rights. But Marc, and I just want to highlight that we are in -- as we have all seen a very uncertain regulatory environment with respect to generic product. With regard to your second question and third question, I'll turn that over to Jim Lattanzi.

James Lattanzi  - King Pharmaceuticals, Inc - Director, CFO

 Okay. Marc, the R&D expense forecasted for the year is in the range of $70m to $72m right now. Regarding the SG&A spend, we did relaunch Sonata in the second quarter. So there was some incremental cause there, but also we have reduced our vacancy rate on our sales force and we are also doing some other launch work with some other products.

 Marc Goodman  - Morgan Stanley - Analyst

 And the launch work on the other products is what's going to keep in the 90's for the next two quarters?

 James Lattanzi  - King Pharmaceuticals, Inc - Director, CFO

 Its primarily the vacancy rate. The launch of the various products will vary from quarter-to-quarter, but the reduced vacancy rate and the size of our sales force will keep it in the low-to-mid 90's for the next two quarters.

 James Green - King Pharmaceuticals, Inc - EVP, Corporate Affairs

 The run rate that Jim gave you is for our SG&A lesser co-promotion fee is a little bit less than it was this quarter. The run rate, the average run rate.

 Marc Goodman  - Morgan Stanley - Analyst

 Okay, thanks.

Operator

 We have Michael Tong of Wachovia Securities.

 Michael Tong  - Wachovia Securities - Analyst

 Hi, thanks for taking the question. I actually looking for some clarity around how you are going to align the sales force to promote the core products?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 Michael, thanks for your question. The sales force is already aligned to come up from the core products. With our four primary care teams of 250 each are specialty sales force for the neuroscience business. Beyond that and which positioned the products are in, we really don't give out that much more information for competitive reasons.

 Michael Tong  - Wachovia Securities - Analyst

 And a one final question on gross margins going forward, do you see them in the same ranges, as what we saw in this quarter?

 James Lattanzi  - King Pharmaceuticals, Inc - Director, CFO

 We would hope that the margins would increase to 75% to 78% range in the very near-term, Michael.

 Michael Tong  - Wachovia Securities - Analyst

 Thank you.

Operator

 We will take Bert Hazlett of SunTrust.

 Bert Hazlett  - SunTrust. - Analyst

 Yes. Thank you for taking the question. I apologize, and if you can address this directly, but do we know Mylan's inventory level --average inventory level, and would you expect an additional adjustment to inventories once you move towards the combination with [Inaudible]  . Thank you.

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 Yes. And thank you for the question. I really cannot comment on Mylan's inventory levels of any kind. All I can say is that this is one of the areas where they're pros, which is why we are so excited about the combination of the two companies, but quite frankly I can't comment on their levels of their product, but thank you.

Operator

 We'll take Sena Lund of Cathay Financial.

 Sena Lund  - Cathay Financial. - Analyst

 Hi, morning. My question is related to the SEC investigation. I know you are not providing additional information, but do you expect it to be wrapped up before the acquisition with Mylan is complete?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 I appreciate the question and again I apologize for this, but we cannot really go into any more detail around the timing of when we would hope to conclude our -- this matter, we're just optimistic that we can be [Inaudible]  under it by the end of the year.

 Sena Lund  - Cathay Financial. - Analyst

 Just an additional, on that. Are the discussions related to any criminal charges involved?

 Brian Markison  - King Pharmaceuticals, Inc - Pres, CEO, Director

 No.

 Sena Lund  - Cathay Financial. - Analyst

 Thanks.

Operator

 I'll be happy to turn the program over to Mr. Green.

 James Green  - King Pharmaceuticals, Inc - EVP, Corporate Affairs

 Again, we appreciate your being on our call this morning and appreciate your interest in the company. Thank you again. Bye, bye.

Operator

This concludes our conference call for this morning. You may now disconnect your lines and thank you for participating.

In connection with the proposed transaction, King and Mylan will file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and a joint proxy statement.  Investors and security holders of King and Mylan are urged to carefully read those documents (when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because those documents will contain important information about King, Mylan, the transaction and related matters.  Investors and security holders may obtain those documents (and any other documents filed by King or Mylan with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affai rs, 501 Fifth Street, Bristol, TN 37620.  The documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317.  Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

King, Mylan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of King and Mylan in favor of the merger. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for directors and executive officers who have since joined, or departed from, Mylan. Inve stors and security holders may obtain more detailed information regarding the direct and indirect interests of King, Mylan and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.